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                            September 25, 2023

       Shubha Dasgupta
       Chief Executive Officer
       Pineapple Financial Inc.
       Unit 200, 111 Gordon Baker Road
       North York, Ontario M2H 3R1

                                                        Re: Pineapple Financial
Inc.
                                                            Amendment No. 5
Registration Statement on Form S-1
                                                            Filed on September
15, 2023
                                                            File No. 333-268636

       Dear Shubha Dasgupta:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Economic Review, page 26

   1. Please revise your filing to update your Economic Review discussion related to the
                                                        Canadian real estate
market (i.e. home sales and purchase mortgage sales) and the
                                                        Canadian prime rate to
discuss the current economic environment for 2023. For instance, we note that the
Canadian prime rate is currently 7.20%. Additionally, please revise your filing to clearly
explain how the current Canadian real estate market has impacted your financial results for
the nine-months ended May 31, 2023, and is expected to impact future periods.
 Shubha Dasgupta
FirstName  LastNameShubha   Dasgupta
Pineapple Financial Inc.
Comapany 25,
September  NamePineapple
               2023        Financial Inc.
September
Page 2     25, 2023 Page 2
FirstName LastName
Comparison of the Nine Months Ended May 31, 2023 and 2022, page 30

2.       We note disclosure on pages 1, 7, 29 and 30 that    net revenue    was
$1,937,923,
         $2,775,043, $3,600,851, and $2,983,717 for the nine months ended May
31, 2023 and
         2022 and the years ended August 31, 2022 and 2021, respectively. We also note disclosure on pages 30, F-16 and F-45 that these same amounts
represent    total revenue.
         Please revise to provide consistent disclosure of either "net revenue" or "total revenue"
         throughout your filing.
Selling, General and Administrative Expenses, page 31

3. We note that your table on page 31 appears to detail total expenses rather than selling, general and administrative services as labeled. Please revise your disclosure accordingly.
4. We note your disclosure that office and general expenses increased by 47.44% due to an increase in agents is inconsistent with the table on page 31 showing that office and general expenses decreased by 47.44%. Please revise your disclosure accordingly.
Executive and Director Compensation, page 55

5. Please update the executive compensation disclosure for fiscal year end 2023, as August
         31, 2023 appears to be your last completed fiscal year. Refer to Item 402 of Regulation S-
         K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K,
         available on our website at www.sec.gov.
Note 17. Subsequent Events, page F-16

6. We note your disclosure stating that on July 6, 2023 you completed a reverse stock split of your issued and outstanding Common Shares at a ratio of 1-for-3.9. Please revise your filing to ensure that all share information in the filing, including the information included in your historical consolidated financial statements for each of the years ended August 31,
         2022 and 2021, retroactively reflects this reverse stock split in accordance with ASC 260-
         10-55-12 and ASC 505-10-S99-4. In addition, please have your auditors dual date their report for the impact of the stock split.
Exhibits

7. We note that you currently refer to Scichenzia Ross Ference LLP in the legal matters section, and in your prior amendment you included the legality opinion of Scichenzia
         Ross Ference LLP as an exhibit to the registration statement. Please advise why it is no longer included in the exhibit index or filed as an exhibit to the registration statement. We also note that the legal opinion filed will need to opine that the warrants are your legal obligations. Refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered
         Offerings, available on our website at www.sec.gov.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please
 Shubha Dasgupta
Pineapple Financial Inc.
September 25, 2023
Page 3

contact Susan Block at 202-551-3210 or Tonya K. Aldave at 202-551-3601 with any other questions.



                                                        Sincerely,
FirstName LastNameShubha Dasgupta
                                                        Division of Corporation
Finance
Comapany NamePineapple Financial Inc.
                                                        Office of Finance
September 25, 2023 Page 3
cc:       Darrin Ocasio, Esq.
FirstName LastName